VIA EDGAR

June 16, 2020

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik
Christie Wong
Angela Connell

Re:	Forma Therapeutics Holdings, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-238783

Dear Ms. Paik,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Forma Therapeutics Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 18, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Gabriela Morales-Rivera at (617) 570-1329. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Gabriela Morales-Rivera, by facsimile to (617) 801-8858.

If you have any questions regarding this request, please contact Gabriela Morales-Rivera of Goodwin Procter LLP at (617) 570-1329.

Sincerely,

FORMA THERAPEUTICS HOLDINGS, INC.

/s/ Frank D. Lee
Frank D. Lee
President and Chief Executive Officer

cc:	Jeannette Potts, Forma Therapeutics Holdings, Inc.
Todd Shegog, Forma Therapeutics Holdings, Inc.
William D. Collins, Esq., Goodwin Procter LLP
Sarah Ashfaq, Esq., Goodwin Procter LLP